UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 32)*

Penske Automotive Group, Inc.
_____________________________________________________________________________________________________________________________________________________________
(Name of Issuer)

Common Stock (Par Value $0.0001 per share)
_____________________________________________________________________________________________________________________________________________________________
(Title of Class of Securities)

70959W103
_____________________________________________________________________________________________________________________________________________________________
(CUSIP Number)

Lawrence N. Bluth, Esq.
General Counsel
Penske Corporation
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2500
_____________________________________________________________________________________________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2024
_____________________________________________________________________________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70959W103	13D

1.	Names of Reporting Persons
Penske Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power	0

	8.	Shared Voting Power	34,181,121 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	34,181,121 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
34,427,877 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
51.4%
14.	Type of Reporting Person
CO

(1)	The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 51.0% of the Voting Common Stock outstanding.
(2)	The parties to the Stockholders Agreement (as defined in Item 6 of Amendment 26 to the Schedule 13D, filed on July 30, 2013), as subsequently amended (the “Stockholders Agreement”), may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), the other stockholder party to the Stockholders Agreement. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 12 to the Schedule 13D filed on December 21, 2021 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under its Schedule 13D, Penske Corporation would beneficially own 47,503,326 shares, representing 70.9% of the Voting Common Stock outstanding.

CUSIP No. 70959W103	13D

1.	Names of Reporting Persons
Roger S. Penske
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power	246,756

	8.	Shared Voting Power	34,181,121 (1)

	9.	Sole Dispositive Power	246,756

	10.	Shared Dispositive Power	34,181,121 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
34,427,877 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
51.4%
14.	Type of Reporting Person
IN

(1)	The parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Roger S. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 12 to the Schedule 13D filed on December 21, 2021 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Roger S. Penske would beneficially own 47,750,082 shares, representing 71.2% of the Voting Common Stock outstanding.

CUSIP No. 70959W103	13D

This Amendment No. 32 (this “Amendment”) amends and supplements the amended Schedule 13D filed on behalf of Penske Corporation, a Delaware corporation, and Roger S. Penske with the Securities and Exchange Commission on December 8, 2023 (the “Schedule 13D”), relating to the voting common stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”). Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D (the “Reporting Persons”). Information reported in the Schedule 13D remains in effect to the extent that is amended, restated or superseded by information contained in this Amendment or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to reflect Penske Corporation’s entry into the Voting Agreement, dated January 23, 2024, by and between the Company and Penske Corporation, as described in Item 4 below.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Schedule 13D is hereby amended and restated in its entirety as set forth in Annex A to this Amendment and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the final paragraph thereof:

On January 23, 2024, the Company entered into a voting agreement (the “Voting Agreement”) with Penske Corporation pursuant to which Penske Corporation has agreed, on each matter brought to a vote at any annual or special meeting of the Company’s stockholders and in connection with any action proposed to be taken by consent of the Company’s stockholders in lieu of a meeting, to vote all shares of Voting Common Stock, or other voting or equity securities of the Company which could be issued (together with the Voting Common Stock, the “Voting Securities”) beneficially owned by Penske Corporation, that, together with the Voting Securities held by Roger S. Penske, the Company’s Chair and Chief Executive Officer, and any entity that Roger S. Penske controls, exceed 43.57% of the outstanding Voting Securities (the “Excess Voting Securities”), in the same proportion as all votes cast by stockholders other than Penske Corporation, Roger S. Penske or any entity that Roger S. Penske controls (except as otherwise required by the existing Stockholders Agreement described below). Any Voting Securities that are not Excess Voting Securities may be voted at the discretion of Penske Corporation. The Voting Agreement will terminate per its terms at the time that Penske Corporation ceases to beneficially own 30% or more of the Voting Securities then outstanding. Notwithstanding the foregoing, the Voting Agreement does not impact the provisions of the Stockholders Agreement pursuant to which, in connection with any stockholder election of directors of the Company, (i) Penske Corporation and Penske Automotive Holdings Corp. have agreed to vote their shares for two directors who are representatives of Mitsui as long as Mitsui owns in excess of 20% of the Company’s outstanding common stock, and for one director as long as Mitsui owns in excess of 10% of the Company’s outstanding common stock, and (ii) Mitsui in turn has agreed to vote its shares for up to fourteen directors voted for by Penske Corporation and Penske Automotive Holdings Corp. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 30 and is incorporated herein by reference. The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which was previously filed as exhibit 46 to Amendment No. 26 to Schedule 13D filed July 30, 2013, and subsequent amendments thereto.

Item 5. Interest in Securities of the Issuer.

Based on information provided by the Company, as of January 22, 2024, there were 67,040,349 shares of Voting Common Stock outstanding. Based on this amount of shares of Voting Common Stock outstanding:

(a) As of January 22, 2024:

•Penske Corporation beneficially owned 34,427,877 shares of Voting Common Stock, representing 51.4% of the Voting Common Stock outstanding. These figures reflect the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group. The number of shares of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 51.0% of the outstanding Voting Common Stock. See Annex A for beneficial ownership information with respect to directors and executive officers of Penske Corporation.

•Roger S. Penske beneficially owned 34,427,877 shares of Voting Common Stock, representing 51.4% of the Voting Common Stock outstanding.

The parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, each of Penske Corporation and Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Penske Corporation and Roger S. Penske expressly disclaim beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 12 to the Schedule 13D filed on December 21, 2021 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under its Schedule 13D, Penske Corporation and Roger S. Penske would beneficially own 47,750,082 shares, representing 71.2% of the Voting Common Stock outstanding.

(b) As of January 22, 2024:

Penske Corporation shared power to direct the vote of 34,181,121 shares of Voting Common Stock and shared power to direct the disposition of 34,181,121 shares of Voting Common Stock. See Annex A for information with respect to directors and executive officers of Penske Corporation.

Roger S. Penske had the sole power to direct the vote of 246,756 shares of Voting Common Stock, shared power to direct the vote of 34,427,877 shares of Voting Common Stock, had the sole power to direct the disposition of 246,756 shares of Voting Common Stock and shared power to direct the disposition of 34,427,877 shares of Voting Common Stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit 30
Voting Agreement dated January 23, 2024 by and between Penske Automotive Group, Inc. and Penske Corporation (incorporated by reference to exhibit 10.1 to the Company's Form 8-K filed on January 24, 2024).

CUSIP No. 70959W103	13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENSKE CORPORATION

/s/ Robert H. Kurnick, Jr.
Robert H. Kurnick, Jr.

Vice Chairman

January 24, 2024

CUSIP No. 70959W103	13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roger S. Penske
Roger S. Penske

January 24, 2024

CUSIP No. 70959W103	13D

Annex A
Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name	Occupation and Business Address	# of Shares of Common Stock Beneficially Owned
EXECUTIVE OFFICERS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	84,626
Claude H. Denker III	President, Penske Corporation (1)	37,978
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Lawrence N. Bluth	Executive Vice President, Secretary and General Counsel, Penske Corporation (1)	12,932
Randall W. Johnson	Executive Vice President — Human Resources and Administration, Penske Corporation (1)	2,896
J. Patrick Conroy	Executive Vice President — Chief Financial Officer Penske Corporation (1)	20
DIRECTORS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	84,626
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Stephen R. D’Arcy	Partner, Quantum Group LLC 181 Kenwood Rd. Grosse Pointe Farms, MI 48236	512
Gregory W. Penske	President, Penske Motor Group, LLC 3534 N. Peck Road El Monte, California 91731	50,761
Roger S. Penske, Jr.	President, SoCal Penske 2010 East Garvey Ave. West Covina, CA 91791	1,594
Matthew P Cullen	CEO, Jack Entertainment 100 Public Square Cleveland, OH 44113	0
Brian Hard	President, Penske Truck Leasing Corporation 2675 Morgantown Road Reading, PA 19607	22,634
Michael Eisenson	Founding Partner, Charlesbank Capital Partners LLC 200 Clarendon Street, 54th Floor Boston, MA 02116	81,574
R. Jamison Williams, Jr.	Former Senior Partner, Williams, Williams, Rattner & Plunkett 380 N. Woodward Ave., Suite 300 Birmingham, MI 48009	1,075

Charles G. McClure	Managing Partner, Michigan Capital Partners 39520 Woodward Ave., Suite 205 Bloomfield Hills, MI 48304	0
Blair Penske Hall	Private Investor, c/o Penske Corporation (1)	2,450
Jay C. Penske	Chairman and CEO, Penske Media Corporation 11175 Santa Monica Blvd. Los Angeles, CA 90025	0
Mark H. Penske	Chairman and CEO, United Advisors Wealth Management 40 Wall Street, Suite 1708 New York City, NY 10005	0

(1) The business address of this individual is 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954.